# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INDIVIOR PLC, CIK 0001625297
CUSIP: G4766E116
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Address of issuer's principal executive offices: 10710 Midiothian Turnpike, Suite 125, North Chesterfield, Virginia (VA), 23235
Date of event which requires filing of this statement: 07/25/2025
Amends the filing with accession number 0001011438-23-000556
Filed by CIK 0001823138
Persons authorized to receive notices and communications: Lawrence V. Palermo, Two Seas Capital LP, 32 Elm Place, 3rd Floor, Rye, New York (NY), 10580, (646) 420-4504

## Reporting persons
- Two Seas Capital LP (CIK 0001823138): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 11,662,308; shared voting power 0; sole dispositive power 11,662,308; shared dispositive power 0; aggregate amount beneficially owned 11,662,308 (9.3% of the class)
- Two Seas Capital GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 11,662,308; shared voting power 0; sole dispositive power 11,662,308; aggregate amount beneficially owned 11,662,308 (9.3% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 11,662,308; shared voting power 0; sole dispositive power 11,662,308; shared dispositive power 0; aggregate amount beneficially owned 11,662,308 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.50 nominal value per share
Name of issuer: INDIVIOR PLC
Address of issuer's principal executive offices: 10710 Midiothian Turnpike, Suite 125, North Chesterfield, Virginia (VA), 23235
Comment:
The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Two Seas Capital LP ("TSC"), Two Seas Capital GP LLC ("TSC GP") and Sina Toussi (collectively, the "Reporting Persons") on October 2, 2023, as amended by Amendment No. 1 filed on March 29, 2024, Amendment No. 2 filed on June 21, 2024, Amendment No. 3 filed on October 17, 2024, Amendment No. 4 filed on January 17, 2025, Amendment No. 5 filed on March 4, 2025, Amendment No. 6 filed on May 22, 2025, Amendment No. 7 filed on June 18, 2025, and Amendment No. 8 filed on July 14, 2025. This Amendment No. 9 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the 6,574,775 Ordinary Shares directly held by the Litigation Fund reported herein was approximately $40,957,997. The aggregate purchase price of the 5,087,533 Ordinary Shares directly held by the Global Fund reported herein was approximately $58,165,100. The Ordinary Shares directly held by the Funds were purchased with the working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and proceeds from the Credit Facility for the Litigation Fund, provided by UBS AG, London Branch, pursuant to the Credit Facility Agreement, by and between, the Litigation Fund, as Borrower, and UBS, acting as Lender, dated June 16, 2022, as amended and restated on September 22, 2022, on April 5, 2023, and on June 19, 2023, as amended on December 20, 2023, as amended and restated by the Fifth Amendment Agreement dated June 20, 2024, and as amended and restated on December 20, 2024, by the Sixth Amendment Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 11,662,308 Ordinary Shares of the Issuer, which represents approximately 9.3% of the Ordinary Shares outstanding, based on 124,769,820 Ordinary Shares of the Issuer outstanding as of July 1, 2025, based on information publicly disclosed by the Issuer. The Funds have delegated to TSC sole voting and investment power over the securities held by the Funds pursuant to their respective Investment Management Agreements with TSC. As a result, each of TSC, TSC GP, as the general partner of TSC, and Mr. Toussi, as Chief Investment Officer of TSC and Managing Member of TSC GP, may be deemed to exercise voting and investment power over the Ordinary Shares directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with TSC. The information in Item 3 regarding the number of Ordinary Shares held by the Funds is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as previously disclosed in this Schedule 13D, as amended, transactions by the Reporting Persons (on behalf of the Funds) effected during the past 60 days are set forth in Exhibit 99.1 and such information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference. All securities reported in this Schedule 13D are directly held by the Funds, each of which are investment management clients of TSC. The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Global Fund has entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 110,683 Ordinary Shares (representing economic exposure comparable to approximately 0.1% of the outstanding Ordinary Shares) with Jefferies Financial Products, LLC. Under the terms of the swaps, (i) the Global Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Global Fund any positive price performance of the specified notional number of Ordinary Shares subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The swaps do not give the Reporting Persons or Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Ordinary Shares that may be referenced in the swap contracts or Ordinary Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Transactions Effected by the Reporting Persons (on Behalf of the Funds) During the Past 60 Days.

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi/Managing Member of Two Seas Capital GP LLC, its general partner (07/29/2025)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi/Managing Member (07/29/2025)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi/Self (07/29/2025)